Globetech Ventures Corp.
(An exploration stage company)

Financial Statements

(Unaudited)

For the nine months ended June 30, 2009

in Canadian dollars

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(the "Company")
(An exploration stage company)
Financial Statements
For the nine months ended June 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the accompanying unaudited financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.

"Casey Forward"	"Ping Shen"
Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Balance Sheets
(in Canadian dollars)
(unaudited)

		September
	June 30, 2009	30, 2008

ASSETS

Current Assets
Cash	$561	$15,259
GST refundable	437	1,083
Prepaid expenses	-	-
	998	16,342

Equipment (note 2)	1,518	2,316
Mineral properties (note 3)	-	109,231
Website costs (note 4)	725,000	725,000

	$727,516	$852,889

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (note 5)	$172,289	$41,772
Amount payable pursuant to license agreement (note 4)	84,584	84,584
	256,873	126,356

SHAREHOLDERS' EQUITY

Capital stock
Authorized
Unlimited common shares with no par value
Issued and outstanding - (note 6)	36,459,728	36,321,603
Contributed surplus	2,925,087	2,925,087
Deficit accumulated during the exploration stage	(38,914,172)	(38,520,157)

	470,643	726,533

	$727,516	$852,889

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Operations and Deficit
(in Canadian dollars)
(unaudited)

	For the three months ended		For the nine months ended
	June 30		June 30
	2009	2008	2009	2008

Administrative expenses
Accounting and legal	$4,500	$3,497	$29,633	$55,779
Amortization	265	76	797	227
Consulting fees	-	71,465	121,571	81,465
Interest and bank charges	275	182	550	530
Management fees	-	18,000	36,000	54,000
Office and miscellaneous	7,577	4,458	43,822	13,873
Regulatory and transfer agent fees	658	7,263	5,906	10,505
Stock-based compensation	-	-	-	129,946
Travel and promotion	-	-	-	19
Development costs	12,505	-	46,505	-
Written-off of mineral properties	-	-	109,231	-

Net loss for the period	25,780	104,941	394,015	346,344

Deficit, beginning of period	(38,888,392)	(38,242,704)	(38,520,157)	(38,001,301)

Deficit, end of period	$(38,914,172)	$(38,347,645)	$(38,914,172)	$(38,347,645)

Loss per share	$0.00	$0.01	$0.01	$0.02

Weighted average number of shares
Basic and diluted	32,039,914	20,935,683	32,035,059	20,766,714

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage	Total
Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage	Total

Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for
acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852

Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage -	Total

Balance forward	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)
Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)
Issuance of shares for cash
Private placement - August 4, 2004 - shares
issued due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Issuance of shares for cash
Exercise of options	900,000	603,876	(306,876)		297,000
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	(73,756)
Issuance of shares for cash
Private placements	3,000,000	150,000	-	-	150,000
Acquisition of Gladys Lake option	100,000	15,000	-	-	15,000
Issued on conversion of debt	2,608,484	330,936	-	-	330,936
Acquisition of technology	6,000,000	600,000	-	-	600,000
Contributed surplus	-	-	223,209	-	223,209
Loss for the year	-	-	-	(518,856)	(518,856)
Balance September 30, 2008	32,030,363	36,321,603	2,925,087	(38,520,157)	726,533
Issued on conversion of debt	850,000	138,125	-	-	138,125
Loss for the period	-	-	-	(394,015)	(394,015)
Balance June 30, 2009	32,880,363	$36,459,728	$2,925,087	$(38,914,172)	$470,643

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
(An exploration stage company)
Statements of Cash Flows
(in Canadian dollars)
(unaudited)
	For the three months ended		For the nine months ended
	June 30		June 30
	2009	2008	2009	2008

Operating Activities
Net loss for the period	$(25,780)	$(104,941)	$(394,015)	$(346,344)
Items not involving cash
Amortization	265	76	797	227
Write-down of mineral properties	-	-	109,231	-
Shares issued for debt	-	113,406	-	113,406
Stock-based compensation	-	-	-	129,946
Change in non-cash working capital
GST refundable and other receivables	1,692	3,641	646	11,596
Prepaids	12,505	-	-	-
Accounts payable and accrued liabilities	10,849	(89,275)	268,643	18,190
Net cash provided used in operating activities	(469)	(77,093)	(14,698)	(72,979)

Financing Activities
Funds received from private placement	-	150,000	-	150,000
Net cash provided from financing activities	-	150,000	-	150,000

Investing Activities
Investment in shares	-	(8,216)	-	(8,216)
Net cash used in investing activities	-	(8,216)	-	(8,216)
Change in cash and cash equivalents	(469)	64,691	(14,698)	68,805

Cash and cash equivalents at beginning of period	1,030	4,242	15,259	128

Cash and cash equivalents at end of period	$561	$68,933	$561	$68,933

The accompanying notes form an integral part of these financial statements

Globetech Ventures Corp.
Notes to Financial Statements
June 30, 2009
(in Canadian dollars)
(unaudited)

1.	Nature of Operations and Significant Accounting Policies

Globetech Ventures Corp. ("the Company") is incorporated under the laws of British Columbia, Canada. Its operating activities include a website service business and the retention of an interest in a mineral property.

These interim financial statements should be read in conjunction with the audited September 30, 2008 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2008 annual financial statements. These interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for annual and interim financial statements for fiscal years beginning on or after October 1, 2008 and will be adopted on October 1, 2008.

The Canadian Accountability Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and will be adopted by the Company on October 1, 2008.

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date of these annual financial statements. Accordingly, it would be premature to assess the impact of the initiative on the Company at this time.

2.	Equipment

	June 30, 2009
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$5,081	$141
Computer equipment	28,439	27,062	1,377
	$33,661	$32,143	$1,518

	September 30, 2008
		Accumulated	Net book
	Cost	amortization	value
Office equipment	$5,222	$5,056	$166
Computer equipment	28,439	26,289	2,150
	$33,661	$31,345	$2,316

Globetech Ventures Corp.
Notes to Financial Statements
June 30, 2009
(in Canadian dollars)
(unaudited)

3.	Mineral Properties and Deferred Mineral Property Expenditures

On February 28, 2005, Globetech announced that it had entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needed to make cash payments to the vendor.

The schedule of share issuances is as follows:	Date	Shares	Status
	March 21, 2005/06/07	150,000	Issued
	March 21, 2008	100,000	Issued
	March 21, 2009	150,000	not issued

		For the year
	For the nine	ended
	months ended	September 30,	Cumulative to
The Company has incurred the following costs on the Gladys Lake property:	June 30, 2008	2008	June 30, 2009

Balance forward	$109,231	$109,231	$-
Acquisition costs	-	15,000	85,504
Exploration costs
Report	-	-	13,199
Assessment work	-	-	1,789
Geologist	-	-	4,000
Transportation	-	-	4,739
	109,231	124,231	109,231
Written-off	(109,231)	(15,000)	(109,231)
Balance, end of period	$-	$109,231	$-

The project has been abandoned and all costs incurred have been written-off to operations.

Globetech Ventures Corp.
Notes to Financial Statements
June 30, 2009
(in Canadian dollars)
(unaudited)

4.	Website Costs

The Company has entered into an agreement to license proprietary website software. The Company has agreed to pay an initial fee of $125,000 and issue six million shares (issued at a price of $0.10 per share as agreed to between the parties) in consideration of the license and the basic system. The Company has paid $40,418 towards the initial fee with the balance payable on or before December 31, 2009. The Company also agreed to pay a maintenance fee of $6,000 per month which provides ongoing services. The initial term is for one year where after the Company has the right to renew on an annual basis unless terminated by the Company by giving three month's notice. The licensor provides a basic host of services, and will provide or write additional program services at cost plus 20% plus royalties.

Intangible Assets can be summarized as follows:
Balance, September 30, 2007	$-
License fee	125,000
Website development costs	600,000
Balance, September 30, 2008	$725,000
Website development costs	-
Balance, June 30, 2009	$725,000

5.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the nine	For the nine
	months ended	months ended
	June 30, 2009	June 30, 2008
Management fees to officers of the Company	$36,000	$54,000
Consulting fees	-	10,000
Accounting fees to an officer	13,500	6,000
	$49,500	$70,000

Included in accounts payable and accrued liabilities was $18,000 (September 30,2008 - $3,865) due to a director, and $91,878 (September 30, 2008 - $7,000) due to officers of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

6.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2007	20,321,879		$35,225,667
	Shares issued for debt	2,608,484	$0.13	330,936
	Private placement	3,000,000	$0.05	150,000
	Acquisition of technology (note 4)	6,000,000	$0.10	600,000
	Acquisition of Gladys Lake option (note 3)	100,000	$0.15	15,000
	Balance, September 30, 2008	32,030,363		$36,321,603
	Shares issued for services	850,000	$0.16	138,125
	Balance, June 30, 2009	32,880,363		$36,459,728

Globetech Ventures Corp.
Notes to Financial Statements
June 30, 2009
(in Canadian dollars)
(unaudited)

6.	Share Capital continued

During the period ended June 30, 2009:

The Company issued shares for services by issuing 850,000 shares at an average price of $0.16 for amounts of $138,125.

During the year ended September 30, 2008:

The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable June 10, 2009.

The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance 1,155,000 for amounts owing to related parties of $115,500.

c)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted average
	Options	exercise price
Outstanding and exercisable at September 30, 2007	1,200,000	US$	0.78
Options granted	1,800,000		0.16
Options cancelled / expired	(1,200,000)	US$	0.78
Options exercised	-		-
Outstanding and exercisable at September 30, 2008	1,800,000		0.16
Options granted	-		-
Options cancelled / expired	-
Options exercised	-		-
Outstanding and exercisable at June 30, 2009	1,800,000		$0.16

The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

The following table summarizes information about stock options outstanding at June 30, 2009:

	Options Outstanding			Options Exercisable
Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	outstanding at	contractual life	exercise	exercisable at	exercise
Range of exercise prices	June 30, 2009	(years)	price	June 30, 2009	price
$ 0.15 - $0.20	1,800,000	1.4 $	0.16	1,800,000 $	0.16

d)	Warrants

Pursuant to a private placement of 3,000,000 units, there are 3,000,000 warrants exercisable at $0.10 to purchase one common share until June 10, 2009. At June 30, 2009 no warrants are outstanding.

Globetech Ventures Corp.
Notes to Financial Statements
June 30, 2009
(in Canadian dollars)
(unaudited)

7.	Capital disclosures

The Company considers its capital to consist of its debt and equity and its objectives when managing capital are to the entity's ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of does not establish quantitative return on capital criteria for management but rather relies on the expertise of the management to sustain future development of the business. There were no changes in the Company's approach to management during fiscal 2009. Neither the Company nor its subsidiary are subject to externally imposed capital requirements

8.	Financial instruments

At June 30, 2009 the Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; and accounts payable and accrued liabilities as liabilities.

i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

ii)	Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and GST recoverable is due from government agencies.

iii)	Currency risk

The Company is not exposed to foreign currencies.

iv)	Liquidity risk

The Company's approach to managing liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. Management does not feel that the Company is exposed to significant liquidity risk. The Company's ability to settle long term liabilities is dependent on future liquidity from capital sources.

v)	Other price and market risk

The Company's financial instruments have short-term liabilities of $NIL and it is exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.